12 December 2005                                               [GRAPHIC OMITTED]
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Nicola Davidson, General Manager, Corporate Communications
Tel: +44 20 7543 1162
Paul Weigh, Manager, Corporate Communications
Tel: +44 20 7543 1172

                                                                    News Release

For immediate release

                            MITTAL STEEL COMPANY N.V.
              INCREASES SHAREHOLDING IN MITTAL STEEL ZENICA TO 92%


Rotterdam, 12 December 2005 - Mittal Steel Company N.V., the world's largest and most global steel company, today announces that it has a acquired a further 41% stake in Mittal Steel Zenica ("The Company") from the Kuwaiti Investment Agency for US$98 million.

This follows the 51% of the Company (then BH Steel) acquired from the Government of the Federation of Bosnia-Herzegovina and the Kuwaiti Investment Agency in August 2004.

As a result of the transaction, Mittal Steel now has a 92% shareholding in Mittal Steel Zenica. The remaining 8% is held by the Government of the Federation of Bosnia-Herzegovina.

About Mittal Steel

Mittal Steel Company is the world's largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol "MT".


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